May 20, 2011

Via EDGAR

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:      Sempra Energy
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 1-14201

Dear Mr. Thompson:

On behalf of Sempra Energy, we have the following responses to the comments on the above-referenced filing in your letter dated May 9, 2011.  We appreciate the staff’s comments, and always welcome the opportunity to improve our disclosures for investors and other financial statement users. For your convenience, we have repeated the comments in bold type above each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

1.	Please tell us your consideration of discussing cash and cash equivalents held by foreign operations which is not available to fund domestic operations unless it is repatriated to the United States.

Response:                      We have significant foreign operations and investments.  Historically, however, our cash and cash equivalents held in foreign jurisdictions that is unavailable to fund domestic operations unless it is repatriated have not been significant.  At December 31, 2010, we also did not consider such funds to be materially relevant to our Capital Resources and Liquidity discussion.

During the third quarter of 2010, we received distributions from our investment in RBS Sempra Commodities LLP, which is described in more detail in Note 4 to our annual financial statements, beginning on page 114 under “Sempra Commodities.”  A portion of these proceeds was received by one of our foreign subsidiaries, and, after paying off certain loans, resulted in less than $200 million as of December 31, 2010 being unavailable to fund domestic operations unless repatriated to the United States.  Our disclosures relating to this amount were limited in consideration of the following:

•
Our plans to use this cash to partially fund our pending acquisition of foreign equity interests in Chilquinta Energía S.A. and Luz del Sur S.A. for $875 million.  We announced this acquisition on January 19, 2011, and it closed on April 6, 2011.

•	Our access to ample liquidity, which includes but is not limited to, unused capacity on lines of credit totaling $2.6 billion at December 31, 2010 (see Note 5 to our annual financial statements).
•	Our total cash and cash equivalents of $912 million at December 31, 2010.

Capitalization

Total Capitalization and Debt-to-Capitalization Ratios

2.
It appears that “total capitalization” and “debt-to-capitalization ratios,” excluding noncontrolling interests and debt of Otay Mesa Energy Center LLC, of Sempra Energy and San Diego Gas & Electric Company are non-GAAP financial measures. If you disagree, please advise. Otherwise, please tell us why you are not prohibited from presenting these non-GAAP measures and why your current disclosure complies with Item 10(e) of Regulation S-K. Please refer to Question 102.09 of the Compliance and Disclosure Interpretations regarding the use of Non-GAAP Financial Measures available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:                      We do not consider our presentation of total capitalization and debt-to-capitalization ratios to be non-GAAP measures when considering Regulation S-K 10(e)(4)(ii) because these are ratios calculated using financial measures calculated in accordance with GAAP.  Financial Accounting Standards Board Accounting Standards Codification (ASC) 810-45-16 states that “The noncontrolling interest shall be reported in the consolidated statement of financial position within equity, separately from the parent’s equity.” As a consequence of that, the common equity of the parent, Sempra Energy, is also shown as a separate amount. Because the separate presentation is a GAAP requirement, we did not consider using only the parent’s equity in the computation of total capitalization and the debt-to-capitalization ratio to result in non-GAAP financial measures. Correspondingly, if that is the case for total capitalization as the denominator in the debt-to-capitalization ratio, total debt excluding the debt of the VIE would be the most appropriate amount to use for the numerator when calculating the ratio. The debt of the VIE is also required to be separately presented on the face of the balance sheet, as “Liabilities of a consolidated VIE for which creditors (or beneficial owners) do not have recourse to the general credit of the primary beneficiary” in accordance with ASC 810-10-65-2. Our relationship with the VIE, through our subsidiary SDG&E, is an electric power purchase agreement described in Note 1 to our financial statements. This agreement does not provide the VIE’s creditors (or beneficial owners) recourse to our general credit.  The following table (in millions) shows the components of total capitalization and our calculation of the debt-to-capitalization ratios.

SEMPRA ENERGY CONSOLIDATED AND SDG&E
Presentation of Total Capitalization and Debt-to-Capitalization Ratios
		As of December 31, 2010
		Sempra Energy
		Consolidated		SDG&E
Capitalization:
Short-term debt		$ 158		$ -
Current portion of long-term debt		349		19
Long-term debt		8,980		3,479
Total debt		9,487		3,498
Less: Debt of Otay Mesa Energy Center LLC	(a)	(365)		(365)
Debt, excluding debt of Otay Mesa Energy Center LLC		9,122	50%	3,133	50%

Contingently redeemable preferred stock of SDG&E		79		79

Equity:
Total equity		9,238		3,221
Less: Other noncontrolling interests	(b)	(111)		(113)
Equity, excluding noncontrolling interests		9,127		3,108

Total capitalization		$18,328	100%	$ 6,320	100%

(a)	Includes $10 classified in Current portion of long-term debt.
(b)	For Sempra Energy Consolidated, includes $113 associated with Otay Mesa Energy Center LLC and ($2) associated with other consolidated subsidiaries.

Separately, we have considered that if the ratios discussed above were considered non-GAAP measures as we have presented them, we believe the most appropriate presentation would continue to exclude the VIE’s debt and equity from the calculation and we understand that we would need to provide the non-GAAP disclosures required by Item 10(e)(1)(i) of Regulation S-K.  In regards to your reference to Question 102.09 of the Compliance and Disclosure Interpretations regarding the use of Non-GAAP Financial Measures, the discussion focuses on the exclusion of charges or liabilities that require cash settlement. The debt excluded from total capitalization and the debt-to-capitalization ratio is not a legal obligation of and is not required to be cash settled by Sempra Energy or SDG&E.

Our decision to exclude the noncontrolling interest and debt of Otay Mesa Energy Center LLC was intended to provide the most meaningful computation of total capitalization and the debt-to-capitalization ratio, particularly since the debt will not be cash settled by Sempra Energy or SDG&E.

Consolidated Financial Statements

Consolidated Balance Sheets

3.	Please show us how to reconcile fixed-price contracts and other derivative line items to the tables presented in Notes 10 and 11.

Response:                      The primary reconciling item to consider, applicable to both notes, are purchase contracts originally marked as derivatives but now designated normal contracts pursuant to the normal purchases and sales scope exception provided in ASC 815-10-15-45 and therefore, outside the scope of the disclosures provided in Notes 10 and 11.  We provide reconciliations below (in millions of dollars).

SEMPRA ENERGY CONSOLIDATED
Reconciliation of balance sheet amounts to amounts in NOTE 10: Derivative Financial Instruments
						Deferred
						credits
	Current				Current	and other
	assets:				liabilities:	liabilities:
	Fixed-price		Investments		Fixed-price	Fixed-price
	contracts		and other		contracts	contracts
	and other		assets:		and other	and other
	derivatives		Sundry		derivatives	derivatives
Balance sheet amounts	$ 81		$ 600		$ (106)	$ (290)
Non-derivative items included in Other	-		(566)		-	-
Total derivative related balance sheet amounts	81		34		(106)	(290)
Margin deposits	(44)		(26)		-	-
Normal purchase contracts (not a fair value measure)	-		-		33	206
Amounts provided in table to Note 10	$ 37	(a)	$ 8		$ (73)	$ (84)

(a)	Includes $3 for Derivatives designated as hedging instruments and $34 for Derivatives not designated as hedging instruments.

Reconciliation of balance sheet amounts to amounts in NOTE 11: Fair Value Measurements
Assets:
Current assets: Fixed-price contracts and other derivatives					$ 81
Investments and other assets: Sundry			$ 600
Non-derivative items included in Other			(566)
Total derivative amounts included in Investments and other assets: Sundry					34
Derivative asset amounts included in the table to Note 11				(b)	115
Nuclear decommissioning trusts					759
Investments					1
Total asset amounts included in table to Note 11					$ 875

Liabilities:
Current liabilities: Fixed-price contracts and other derivatives					$ 106
Deferred credits and other liabilities: Fixed-price contracts and other derivatives					290
Total Derivative liabilities					396
Normal purchase contracts (not a fair value measure)					(239)
Liability amounts provided in the table to Note 11					$ 157

(b)	Includes $34 Interest rate instruments, $28 Commodity contracts subject to rate recovery and $53 Commodity contracts not subject to rate recovery.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies and Other Financial Data
Dividends and Loans at the Sempra Utilities

4.
Please tell us your consideration of disclosing the capital structure limits imposed by the CPUC on the Sempra Utilities. Refer to Rule 4-08(e)(1) of Regulation S-X. Also, please tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) for Sempra Energy and Pacific Enterprises.

Response:                      In response to your comment above, we have reviewed Rule 4-08(e)(1) and Rules 4-08(e)(3)(i) and (ii) of Regulation S-X and Note 1 to our financial statements to assess our compliance with any disclosure requirements in accordance with these Rules.

San Diego Gas & Electric Company (SDG&E) and Southern California Gas Company (SoCalGas), collectively the “Sempra Utilities,” are consolidated subsidiaries of Sempra Energy and are each separate registrants in Sempra Energy’s combined annual financial statements. Both SDG&E and SoCalGas are regulated by the California Public Utilities Commission (CPUC). The CPUC’s regulation of SDG&E’s and SoCalGas’ capital structures limits the amounts that are available for loans and dividends to their parent companies, which are Pacific Enterprises (PE) in the case of SoCalGas, and ultimately Sempra Energy in both cases.  In compliance with Rule 4-08(e)(1) of Regulation S-X, in “Dividends and Loans at the Sempra Utilities” in Note 1 to our financial statements on page 108, we describe CPUC-established capital structure limitations to the amount of dividends that can be paid and/or loans that can be made to Sempra Energy and we disclose the amount of unrestricted assets that are available for such purposes as of December 31, 2010. Rule 4-08(e)(1) requires a registrant to “…Describe the most significant restrictions… on the payment of dividends by the registrant indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions.” Our footnote disclosure provides the most significant restriction – the CPUC-imposed capital structures, the source of the most limiting restriction – the CPUC, the pertinent provisions – imposed capital structures, and the amount of retained earnings free of restrictions – approximately $28 million from SoCalGas and none from SDG&E.

In regard to the disclosure requirements in accordance with Rule 4-08(e)(3)(i) and (ii) for Sempra Energy and PE, we are required to disclose “(i)…the nature of any restrictions on the ability of the subsidiaries… to transfer funds to the registrant…” In “Dividends and Loans at the Sempra Utilities” in Note 1 to our financial statements, we describe that the CPUC’s regulation of the capital structures of the Sempra Utilities limits the amounts that are available for dividends and loans to Sempra Energy.  As described above, we have also disclosed the amount of unrestricted net assets available as of the end of the most recent fiscal year. In future filings, we will include additional disclosure of the dollar amounts of restricted net assets of the consolidated subsidiaries and unconsolidated subsidiaries of both Sempra Energy and PE as required by Rule 4-08(e)(3)(ii).

Regarding the condensed financial information of Sempra Energy and PE required by Regulation S-X Rule 12-04 based on the calculations in Rule 4-08(e)(3), we provided Schedule I for each of Sempra Energy and PE on pages 36 and 40, respectively, of our Form 10-K.

Note 16. Commitments and Contingencies

5.
Please tell us your consideration of disclosing an estimate of the possible loss or range of loss in excess of amounts accrued for each of the legal and environmental matters or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Refer to ASC 450-20-50. In addition, regarding the matters discussed under “Resolved Matters - Energy Crisis Litigation Settlement,” please tell us when you recorded the settlements and when you first disclosed an estimate of the possible loss or range of loss or a statement that such an estimate could not be reasonably made when there was a reasonable possibility that realized losses would exceed amounts accrued.

We assess numerous factors and considerations when evaluating our disclosure regarding legal and environmental matters, including compliance with ASC 450-20-50 and SEC guidance and requirements in SAB Topic 5.Y, Item 103 of Regulation S-K and in materials published by the SEC’s Division of Corporation Finance. We may also consider our expected degree of success in resolving the matter when considering possible losses in excess of our accrued liabilities and its impact on disclosure. Our disclosures for environmental issues, on pages 181 and 182 of the annual report, include summaries of accrued liabilities by category of clean-up or remediation, number of sites, and capital expenditures for the last three years for compliance with environmental laws and regulations. The paragraph introducing the table of accrued liabilities on page 182 describes the factors we consider in establishing the liabilities.

Our disclosure in Note 16 to our financial statements indicates that our total accrued liabilities for material legal proceedings were $996 million, including $201 million for resolved matters and $762 million for the SDG&E 2007 wildfire litigation (both discussed separately in the note). Therefore, the accrued liabilities for other matters are $33 million (less than 1% of total current liabilities of $3.8 billion at December 31, 2010). Regarding possible loss or range of loss for the wildfire litigation, each individual and business plaintiff has unique claims that can include damage to uninsured and underinsured structures, business interruption, evacuation expenses, agricultural damage, emotional harm, personal injuries and other losses. We are therefore unable to estimate possible losses where a settlement demand has not yet been submitted, as the lawsuits themselves do not specify a dollar amount being sought. All of the relevant government entities have submitted settlement demands. Accordingly, we provide the following status of claims, which is our best indication of range of loss at the reporting date:

The wildfire litigation also includes claims of non-insurer plaintiffs for damage to uninsured and underinsured structures, business interruption, evacuation expenses, agricultural damage, emotional harm, personal injuries and other losses. SDG&E has settled the claims of approximately 750 of these plaintiffs. Of the approximately 2,380 remaining plaintiffs, approximately 1,270 have thus far submitted settlement demands or damage information.  Individual and business claims total approximately $950 million and government entity claims total approximately $110 million. SDG&E expects to receive additional settlement demands and damage estimates as settlement negotiations continue.

We also disclose that we have concluded that it is probable that SDG&E will be permitted to recover from its customers substantially all reasonably incurred costs of resolving wildfire claims in excess of its liability insurance coverage and any amounts recovered from other potentially responsible parties.

Regarding the Sempra Pipelines & Storage matter discussed in the annual report, we indicate that the arbitration demand is for $56.7 million, which we consider to be the possible range of loss, and that we have made no accruals for the matter. The Sempra LNG matters, as we discuss, are primarily issues related to the permitting and operation of our LNG terminal. We do not expect the matters under “Other Litigation” to have a material impact, but continue to update their status.

We believe our disclosure provides a robust summary of the status of the litigation, and, in the case of the wildfires, indicates a range of loss by providing discussion of how losses might be calculated.  However, we will include additional disclosure in future filings to more explicitly address the disclosure required by ASC 450-20-50, which will, in general, either state a range of possible loss or state that reasonably possible losses in excess of amounts accrued, if any, cannot be estimated.

Regarding the matters discussed in “Resolved Matters – Energy Crisis Litigation Settlement,” these were separate litigation and/or regulatory matters (originating as early as 2000) that were resolved under a comprehensive settlement agreement in principle reached in April 2010 and finalized and approved by FERC in December 2010. The California Department of Water Resources (DWR) Contract matter consisted of various disputes arising from a 2001 contract between DWR and a Sempra Energy subsidiary, Sempra Generation, as noted in our 2010 Form 10-Q for the period ended March 31, 2010.

 We did not accrue significant estimated liabilities for our disputes with the DWR over the years, even as the DWR continued to challenge the validity of and performance under the contract, with the exception of amounts accrued in connection with an arbitration panel ruling, which were later paid in the second quarter of 2006.  Accruals were not generally warranted based on our individual evaluation of the numerous claims under ASC 450.  These conclusions were generally supported by our continued success in the courts and in arbitrations, which also did not indicate the need for accruals. Our disclosure of the reasonably possible range of loss occurred at least as early as our 2006 annual financial statements, when we stated in Note 15 on page 109, “As relief, the DWR seeks $100 million in damages and an order terminating the contract.”

The State of California was also a claimant in the matters that we refer to as the FERC Refund Proceedings and the FERC Manipulation Investigation, both of which arose out of the 2000-2001 California energy crisis. In connection with our efforts to resolve these two matters, we participated in a number of settlement negotiations and recorded accruals for estimated settlement amounts. We also accrued estimated liabilities in each of 2001 through 2008 (except for 2006) as FERC issued pricing guidelines, which provided more data on which to base estimates.  Although these amounts accumulated over time, they were generally immaterial in each year.  However, our initial reserves of approximately $90 million were taken against accounts receivable from the California Independent System Operator (CA ISO) for approximately the 2000 and 2001 period.  In addition, reserves of approximately $50 million taken in each of 2007 and 2008 reflect increased negotiation activity based on certain related litigation outcomes, such as that discussed in our third quarter 2007 Form 10-Q:

In August 2007, the Ninth Circuit Court of Appeals issued a decision reversing and remanding FERC orders declining to provide refunds in a related proceeding regarding short-term bilateral sales up to one month in the Pacific Northwest. The court found that some of the short-term sales between the DWR and various sellers (including Sempra Commodities) that had previously been excluded from the refund proceeding involving sales in the ISO and PX markets in California, were within the scope of the Pacific Northwest refund proceeding. Sempra Commodities intends to seek further judicial review of this decision, but it is possible that on remand, the FERC could order refunds for short-term sales to the DWR in the Pacific Northwest refund proceeding.

We provided disclosure about the nature of the proceedings and the exposures to possible loss, which we believe was appropriate and adequate.  Due to the uncertainties of the pricing guidelines as they were being determined by FERC and the complexities of negotiating a comprehensive settlement with numerous parties, the range of possible loss was not generally estimable.  As noted above, we will include additional disclosure in future filings to more explicitly address the disclosure required by ASC 450-20-50, which will, in general, either state a range of possible loss or state that reasonably possible losses in excess of amounts accrued, if any, cannot be estimated.

The only formal settlements of these cases were $7.2 million in 2003 related to the FERC Manipulation Investigation, and the final settlement of substantially all of the proceedings in December 2010. We recorded an additional $150 million to reflect the final settlement in the first quarter of 2010, as we had arrived at an agreement in principle with the parties in April 2010 before the filing of our first quarter Form 10-Q.

In addition to the foregoing responses, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 619-696-4576 (jhouseholder@sempra.com) or Bruce Folkmann, Sempra Energy’s Assistant Controller at 619-696-4661 (bfolkmann@sempra.com).

Sincerely,

/s/Joseph A. Householder
Joseph A. Householder
Senior Vice President,
Controller and Chief Accounting Officer

Cc:       Adam Phippen
Staff Accountant
Securities and Exchange Commission

Donald E. Felsinger
Chairman and Chief Executive Officer
Sempra Energy

Mark A. Snell
Executive Vice President and Chief Financial Officer
Sempra Energy

Bruce Folkmann
Assistant Controller
Sempra Energy

Virginia S. Oliver
Director, Financial Reporting
Sempra Energy